FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2006

HOLMES FINANCING (No 6) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . .

Holmes Financing (No. 6) PLC
Profit & Loss Account
Period ended 18 April 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	25,511	25,707
Interest receivable - Cash collateral	280	719
	25,791	26,426

Interest payable - Notes	(25,511)	(25,707)
Interest payable - CSFB	(280)	(716)
	(25,791)	(26,423)

Net operating income	0	-

Fair value derivative	(262)	409
Other income	-	-
Operating expenses	-	-

Profit on ordinary activities before taxation	(262)	409

Taxation	78	(123)

Profit on ordinary activities after taxation	(184)	286

Dividend	-	-

Retained profit brought forward	298	12

Retained profit carried forward	114	298

Holmes Financing (No. 6) PLC
Balance Sheet
Period ended 18 April 2006

	£'000	£'000

Fixed asset investments
Loans to Funding		2,077,278

Current assets
Fair value derivative	162
Accrued interest receivable	143
Cash at bank	15
Cash collateral	64,861
	65,181

Creditors: Amounts falling due within one year
Fair value derivative	49
Accrued interest payable	143
	192

Net current assets		64,989

Total assets less current liabilities		2,142,267

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(2,077,278)
Amount due to CSFB		(64,861)
Net assets		128

Capital and reserves
Share capital		14
Reserves		114
		128

Holmes Financing (No. 6) PLC
Notes Outstanding
Period Ended 18 April 2006

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43638WAA71	US$	1 month USD Libor
Series 1 Class B	US43638WAB54	US$	3 month USD Libor
Series 1 Class C	US43638WAC38	US$	3 month USD Libor
Series 2 Class A	US43638WAD11	US$	3 month USD Libor
Series 2 Class B	US43638WAE93	US$	3 month USD Libor
Series 2 Class C	US43638WAF68	US$	3 month USD Libor
Series 3 Class A	XS0157152785	EUR	3 month Euribor
Series 3 Class B	XS0157154567	EUR	3 month Euribor
Series 3 Class C	XS0157155291	EUR	3 month Euribor
Series 4 Class A1	US43638WAG42	US$	3 month USD Libor
Series 4 Class A2	CH0015083659	CHF	Fixed Rate
Series 4 Class B	US43638WAH25	US$	3 month USD Libor
Series 4 Class C	US43638WAJ80	US$	3 month USD Libor
Series 5 Class A	XS0157156349	GBP	3 month Sterling Libor
Series 5 Class B	XS0157158048	GBP	3 month Sterling Libor
Series 5 Class C	XS0157158634	GBP	3 month Sterling Libor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	April 2008	October 2003	0	N/A
Series 1 Class B	April 2008	January 2004	37.5	75
Series 1 Class C	April 2008	January 2004	135	235
Series 2 Class A	April 2008	April 2005	17	N/A
Series 2 Class B	April 2008	July 2005	41	82
Series 2 Class C	April 2008	July 2005	145	245
Series 3 Class A	April 2008	April 2007	24	48
Series 3 Class B	April 2008	July 2007	50	100
Series 3 Class C	April 2008	July 2007	150	250
Series 4 Class A1	April 2008	October 2007	24	48
Series 4 Class A2	April 2008	October 2007	2.50%	35
Series 4 Class B	April 2008	January 2008	52	104
Series 4 Class C	April 2008	January 2008	155	255
Series 5 Class A	April 2008	April 2008	24	48
Series 5 Class B	April 2008	April 2008	52	14
Series 5 Class C	April 2008	April 2008	155	255

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Monthly	N/A	Aaa	AAA	AAA
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 2 Class B	Quarterly	N/A	Aa3	AA	AA
Series 2 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 3 Class A	Quarterly	17-Jul-2006	Aaa	AAA	AAA
Series 3 Class B	Quarterly	17-Jul-2006	Aa3	AA	AA
Series 3 Class C	Quarterly	17-Jul-2006	Baa2	BBB	BBB
Series 4 Class A1	Quarterly	17-Jul-2006	Aaa	AAA	AAA
Series 4 Class A2	Annually	17-Oct-2006	Aaa	AAA	AAA
Series 4 Class B	Quarterly	17-Jul-2006	Aa3	AA	AA
Series 4 Class C	Quarterly	17-Jul-2006	Baa2	BBB	BBB
Series 5 Class A	Quarterly	17-Jul-2006	Aaa	AAA	AAA
Series 5 Class B	Quarterly	17-Jul-2006	Aa3	AA	AA
Series 5 Class C	Quarterly	17-Jul-2006	Baa2	BBB	BBB

Holmes Financing (No. 6) PLC
Notes Outstanding
Period Ended 18 April 2006

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,500,000,000	$0	$0	$0
Series 1 Class B	$50,000,000	$0	$0	$0
Series 1 Class C	$86,000,000	$0	$0	$0
Series 2 Class A	$1,250,000,000	$0	$0	$0
Series 2 Class B	$42,000,000	$0	$0	$0
Series 2 Class C	$70,000,000	$0	$0	$0
Series 3 Class A	€1,000,000,000	€1,000,000,000	€0	€1,000,000,000
Series 3 Class B	€34,000,000	€34,000,000	€0	€34,000,000
Series 3 Class C	€57,000,000	€57,000,000	€0	€57,000,000
Series 4 Class A1	$1,000,000,000	$1,000,000,000	$0	$1,000,000,000
Series 4 Class A2	CHF 300,000,000	CHF 300,000,000	CHF 0	CHF 300,000,000
Series 4 Class B	$40,000,000	$40,000,000	$0	$40,000,000
Series 4 Class C	$69,000,000	$69,000,000	$0	$69,000,000
Series 5 Class A	£500,000,000	£500,000,000	£0	£500,000,000
Series 5 Class B	£17,000,000	£17,000,000	£0	£17,000,000
Series 5 Class C	£29,000,000	£29,000,000	£0	£29,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class B	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class C	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class A	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class B	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class C	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 3 Class A	CSFB		Aa3 and P-1 / A-1 / F1+	below A1 or P-1 / A-1+ / F1	Collateralised
Series 3 Class B	CSFB		Aa3 and P-1 / A-1 / F1+	below A1 or P-1 / A-1+ / F1	Collateralised
Series 3 Class C	CSFB		Aa3 and P-1 / A-1 / F1+	below A1 or P-1 / A-1+ / F1	Collateralised
Series 4 Class A1	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 4 Class A2	UBS		Aa2 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1 / F1
Series 4 Class B	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 4 Class C	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 5 Class A	GBP - n/a
Series 5 Class B	GBP - n/a
Series 5 Class C	GBP - n/a

Holmes Funding Limited
Profit & Loss Account
Period ended 18 April 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	188,418	158,697
Interest receivable - Cash Deposits	9,853	14,742
Gain/(Loss) on fair value of interest rate swap	5,474	(5,074)
	203,745	168,365

Interest payable - Inter-company loans	(185,907)	(156,532)
Interest payable - Start up loans	-	7
	(185,907)	(156,525)

Net operating income	17,839	11,840

Other income	7,003	5,352
Provisions	816	(6,062)
Expenses	(4,595)	(5,528)
Start up costs amortisation	(1,537)	(1,246)
Deferred consideration	(14,053)	(9,473)

Profit/(loss) on ordinary activities before taxation	5,474	(5,116)

Taxation	(1,662)	397

Profit/(loss) on ordinary activities after taxation	3,813	(4,720)

Dividend	-	-

Retained profit/(loss) brought forward	(17,090)	(12,370)

Retained profit/(loss) carried forward	(13,278)	(17,090)

Holmes Funding Limited
Balance Sheet
Period ended 18 April 2006

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		13,514,458
Beneficial interest in Trust cash at bank
Fair value of interest rate swap		(20,615)

Current assets
Amounts owed by Trustee	138,513
Deferred expenditure (costs of securing)	8,867
Sundry debtors	-
Deferred taxation / group relief receivable	5,774
Cash at bank:
Reserve funding	264,000
Transaction account	2,507
Funding GIC account	809,090
	1,228,751

Creditors: Amounts falling due within one year
Deferred consideration creditor	-
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	213,708
Corporation Taxation	35
	213,743

Net current assets		1,015,007

Total assets less current liabilities		14,508,851

Creditors: Amounts falling due after more than one year
Inter-company loans		(14,522,129)
Start up loans		-

Net assets		(13,278)

Capital and reserves
Share capital (£2)		-
Reserves		(13,278)
		(13,278)

Holmes Funding Limited
Notes to Balance Sheet
Period ended 18 April 2006

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			Nil

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	264,000		-	-

Initial closing reserve funds	338,000		-	70,000
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	(74,000)		-	(70,000)
Closing reserve balance	264,000		-	-

Target reserve funds	264,000		-	-

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550		4,550	-
Second start up loan (incl. accrued interest)	4,535		4,535	-
Third start up loan	5,809		5,809	-
Fourth start up loan	2,473		2,473	-
Fifth start up loan	1,652		1,652	-
Sixth start up loan	1,888		1,888	-
Seventh start up loan	1,152		1,152	-
Eigth start up loan	12,006		12,006	-
Closing balance	34,065		34,065	-

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 18 April 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	388,044	393,724
Interest receivable - Cash Deposits	6,301	6,452
	394,345	400,176

Interest payable - Mortgages	(388,044)	(393,724)
Interest payable - Cash Deposits	(6,301)	(6,452)
	(394,345)	(400,176)

Net operating income	-	-

Fees receivable	8,006	6,873
Fees payable	(8,006)	(6,873)

Operating expenses	(4,767)	(3,692)
Provision charges	(4,517)	(733)
Other income	9,284	4,424

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 18 April 2006

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,447,273

Current assets
Bank interest receivable	1,138
Cash at bank	320,338
Amounts due from Seller	77,967
Other debtors	3
Accrued interest receivable	59,707
	459,153

Creditors: Amounts falling due within one year
Amounts due to Funding	138,513
Sundry creditors	-
	138,513

Net current assets		320,640

Total assets less current liabilities		29,767,914

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(15,932,814)
Funding share of mortgage loans		(13,514,459)

Seller share of cash at bank		(320,338)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 6) PLC

Dated: 25 May 2006	By / s / Jessica Petrie
(Authorised Signatory)